April 3, 2012

VIA EDGAR AND ELECTRONIC MAIL

Maryse Mills-Apenteng, Esq.
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Progress Software Corporation
Preliminary Proxy Statement on Schedule 14A
Filed March 5, 2012 by Starboard Value and Opportunity Master Fund Ltd et al.
File No. 033-41752

Dear Ms. Mills-Apenteng:

We acknowledge receipt of the letter of comment dated March 14, 2012 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Starboard and provide the following response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A, filed on the date hereof (the “Proxy Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.  Our responses are numbered to correspond to your comments.

Background to the Solicitation, page 5

1.
You disclose that your January 30, 2012 Nomination Letter was delivered to Progress Software “in order to preserve its rights under the Amended and Restated Bylaws of the Company ... and [you were] disappointed that the Board was not willing to extend the nomination deadline to allow time for discussions in furtherance of an amicable resolution on board composition.”  Please revise to clarify the nature of the rights you sought to preserve and to describe in greater detail the circumstances relating to your extension request and its rejection by the board.

April 3, 2012

We have revised the disclosure in the Proxy Statement to clarify the nature of the rights sought to be preserved under the Company’s Amended and Restated Bylaws and to remove the reference to the Board’s unwillingness to extend the nomination deadline.  See page 5 of the Proxy Statement.

Reasons for the Solicitation, page 6

2.
Please expand to discuss more fully the potential impact of any changes or policy priorities your nominees may agitate for, if elected to the board.  Shareholders should understand the implications of a vote in favor of your slate, noting that, if elected, your slate would not constitute a majority of the full board of directors.

We acknowledge the Staff’s comment and have revised the Proxy Statement on page 6 to discuss the potential impact of any changes or policy priorities the Nominees may agitate for, if elected.

3.
Please revise to describe the material relationships that Messrs. Dale Fuller, Edward Terino, and John Mutch have with the Starboard participants and their affiliates, other than the indemnification and compensation agreements described on page 13.

We have revised the Proxy Statement to clarify that other than as stated in the Proxy Statement none of Messrs. Fuller, Terino or Mutch has any material relationships with the Starboard participants or any of their affiliates.  See page 13 of the Proxy Statement.

We believe the Company is Deeply Undervalued and Its Current Market Price Fails to Reflect the Value of the Sum-of-its-Parts, page 6

4.
Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists.  In addition, support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure.  We cite the following non-exhaustive examples of statements or assertions in your materials which require supplemental information or further disclosure to support your belief or opinion:

We acknowledge the Staff’s comment and provide the following supplemental disclosure.

•	Why you believe a 5.0x ADP Enterprise Value/EBITDA is an appropriate measure to value the AD P business;

Enterprise Value/EBITDA is a generally accepted valuation methodology used broadly by Wall Street research analysts and public market investors to value profitable companies.  We believe 5.0x EBITDA is an appropriate multiple to value the ADP business based on the growth and margin profile of the business relative to other comparable companies in similar businesses.

•	Why you believe TIBX, INFA, and PEGA are comparable companies and why Enterprise Value/Revenue is an appropriate measure to value the EBS business;

April 3, 2012

TIBX, INFA, and PEGA are included as public company comparables to the Company’s EBS business unit because they sell the same categories of products as EBS (primarily Business Process Management, Complex Event Processing and Messaging).  We believe EBS should be valued based on Enterprise Value/Revenue because EBS is not profitable and it is therefore impossible to measure value relative to any profitability metrics.  Enterprise value/Revenue is a generally accepted valuation methodology used broadly by Wall Street research analysts and public market investors to value software and technology companies that are not profitable.

•	Why you believe the EBS business “requires the Company to make significant investments in acquisitions, research and development, and sales and marketing to gain the scale needed to compete”;

Our view is supported by analysis of two competitors, TIBX and INFA, each of which were unable to achieve profitability until they were able to grow revenue to approximately $225 million.  In meetings with the Company, management has indicated that it believes EBS will not be profitable until it reaches a similar critical mass of revenue.  We believe it will take significant investment to achieve this level of revenue because EBS competes for market share with much larger competitors.  Current EBS revenue is only $136 million and the EBS revenue growth rate decelerated to 12% year-over-year growth in the past 12 months.

•
Why you believe the “the poor operating performance in EBS is a direct result of the Company’s inability to integrate past acquisitions resulting in excessive costs and a lack of product integration”; and

Our view is supported by analysis of the historical financial performance of the EBS business. Operating losses in the EBS business have accelerated as more acquisitions have been made.  In the past 12 months, operating expenses grew at a faster rate than revenues in the EBS business.

•	Why you believe the Company currently intends to continue its strategy of increasing scale in EBS through acquisitions.

The Company recently announced the acquisition of Corticon and Jay Bhatt’s first new hire as CEO was Tony Aquilina as Head of Corporate Development and M&A.  Jay Bhatt made several comments on the Company’s Q4 Earnings Conference call that indicated that management intends on continuing its acquisition strategy.  See Full Transcript attached as Appendix A.

“In regard to M&A and Tony's arrival, Tony is a guy that I've worked with literally for six or seven years. He's been a partner – my partner for a long time. He's been very – he's very, very versed in identifying – leveraging the strategy to identify acquisitions and then go execute them and close them. And, you could see that from the Autodesk track record around how much acquisition activity we used to do there – or we do there, which was in large part because of Tony. So, bringing him on board is really an indication that we are looking at M&A as a place for – to help us grow our portfolio and to grow our business. And, you know what, Tony is joining on Monday and I know he's going to hit the ground running and we're – I think there's a lot of opportunity in the space to do that. So that's my perspective on Tony.”

April 3, 2012

5.	Please revise to clarify the “serious issues facing the Company” you briefly reference on page 6.

We have revised the Proxy Statement to clarify the “serious issues facing the Company”.  See page 6 of the Proxy Statement.

6.	Please provide us with the relevant portions of the independent market research you cite on page 8.

We note the Staff’s comment and provide the following supplemental disclosure.  According to independent market research, the addressable markets for EBS products are expected to grow to between $2.5 billion and $6.5 billion by 2014.  See Page 7 of the January 2012 Progress Software Investor Presentation attached as Appendix B.

We are concerned that executive compensation is poorly structured and not aligned with performance, page 9

7.
We note that you disclose that Glass Lewis & Co. awarded a D grade to Progress Software’s overall compensation for two of the past three years.  Please revise to specify the grades received for each of the fiscal years referenced, including fiscal year 2011.  In light of your disclosure that the participants intend to vote their shares consistent with the recommendation of ISS, please revise to provide the recommendation of ISS for Progress Software’s say-on-pay vote for fiscal year 2011 and consider providing ISS recommendations for fiscal years 2009 and 2010 as well.

We have revised the Proxy Statement to specify the grades awarded by Glass Lewis & Co. to the Company for its overall compensation for each of the 2009, 2010 and 2011 fiscal years and to provide the recommendation of ISS for the Company’s “say-on-pay” vote for the fiscal year 2011.  Please note that 2011 was the first year that the Company presented a say-on-pay proposal for consideration by shareholders.  See page 9 of the Proxy Statement.

The Nominees, page 11

8.
You have reserved the right to vote for unidentified substitute nominees.  Please advise us, with a view toward revised disclosure, whether you are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw.  In addition, please confirm that, should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

April 3, 2012

We acknowledge the Staff’s comment and provide the following supplemental disclosure.  Starboard believes it is not required to identify or nominate any substitute nominees at this time in order to be in full compliance with all applicable advance notice provisions in the Company’s Bylaws and therefore no revised disclosure in the Proxy Statement is necessary.

In addition, Starboard confirms that, should it lawfully identify or nominate substitute nominees before the Annual Meeting, Starboard will file an amended proxy statement that (1) identifies such substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Voting and Proxy Procedures, page 16

9.
If a shareholder grants a proxy to the participants, the shareholder will have no voice with respect to which company nominees are elected to fill seats on the board of directors which are not occupied by the participant nominees.  Please revise your disclosure to make this clear.

We have revised the Proxy Statement accordingly.  Please see the Cover Letter and page 16 of the Proxy Statement.

Vote Required for Approval, page 16

10.	Please disclose the effect of broker non-votes. See Item 21 of Regulation 14A.

We have revised the Proxy Statement to disclose the effect of broker non-votes.  See page 16 of the Proxy Statement.

Additional Participant Information, page 18

Incorporation by Reference, page 20

11.
Please revise to specify which Schedule 14A disclosure requirements you are incorporating by reference from a prospective proxy statement to be filed by Progress Software.  Your list on page 20 does not appear complete.  Further, in light of the information that will be incorporated by reference from Progress Software’s proxy statement, please confirm that you will not file a definitive proxy statement until after management’s proxy statement has been filed.

We acknowledge the Staff’s comment and confirm that the Participants’ disclosure on pages 19-20 of the Proxy Statement is not intended as, and does not constitute, a complete list of all information that is incorporated by reference from the prospective proxy statement expected to be filed by the Company.  Starboard has stated that the disclosure is expected to include, among other things, the specified information.  Further, in light of the information that will be incorporated by reference from the Company’s proxy statement, Starboard confirms that it will not file a definitive proxy statement until after management’s proxy statement has been filed with the Commission.

April 3, 2012

12.
Please note that the participants in the solicitations are responsible for the reliability and completeness of the disclosures contained in this proxy statement, even if disclosure has been derived from outside sources of information.  Please remove your disclaimer that you “do not take any responsibility for the accuracy or completeness of statements” of the information incorporated by reference.

Starboard has revised the Proxy Statement to remove the disclaimer regarding responsibility for the disclosure taken from public documents that were not prepared by or on its behalf.  See page 20 of the Proxy Statement.

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

Enclosure

cc:           Steve Wolosky
Jeffrey C. Smith

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the undersigned on March 5, 2012, each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

•
The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

Dated:  April 3, 2012

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark Mitchell, Peter A. Feld, Dale L. Fuller, Edward Terino and John Mutch